EXHIBIT 21

Subsidiaries of the Registrant*

Name	Country/State of Incorporation/Organization
Finisar Australia Pty. Ltd.	Australia
Finisar Brasil Suporte De Vendas LTDA	Brasil
Finisar Daejeon Co. Ltd.	Korea
Finisar Israel Ltd.	Israel
Finisar Japan Ltd.	Japan
Finisar Malaysia Sdn. Bhd.	Malaysia
Finisar Sales Inc.	United States - Delaware
Finisar Sales Hong Kong Ltd.	Hong Kong
Finisar Shanghai Inc.	People's Republic of China
Finisar Shenzhen, Inc.	People's Republic of China
Finisar Singapore Pte. Ltd.	Singapore
Finisar Sweden AB (fka Syntune AB)	Sweden
Finisar Sweden Holdings AB	Sweden
Finisar Technology India Pte. Ltd.	India
Finisar Wuxi Inc.	People's Republic of China
LightSmyth Technologies, Inc.	United States - Delaware
Optium Corporation	United States - Delaware
Finisar Germany GmbH (fka u2t Photonics AG)	Germany

* All other subsidiaries would not in the aggregate constitute a "significant subsidiary" as defined in Regulation S-X.